EXHIBIT (A)(3)


FOR IMMEDIATE RELEASE                        Contact:
Release Date                                 Steve Marcus
                                             212-395-2363
                                             steven.b.marcus@verizon.com

                                             Peter Thonis
                                             212-395-2355
                                             peter.thonis@verizon.com

                   Verizon Comments on Rulings by Venezuela's
                     National Securities Commision on CANTV
                            Proposed Repurchase Offer


                Verizon Intends to Comply With Commission Ruling


         New York, NY -- Verizon Communications today commented on last Friday's rulings by the Venezuelan National Securities Commission (CNV) approving CANTV's proposed 15% share repurchase. CANTV's shareholders will vote on the program and on a proposed special dividend at a special meeting this Wednesday, October 24.

         "We applaud the CNV for approving CANTV's proposed repurchase program," said Michael T. Masin, Vice Chairman and President of Verizon Communications. "The CNV ruling will result in shareholders having a clear choice between the AES offer - which the CANTV Broad has unanimously rejected - and CANTV's own share repurchase and special dividend proposals".

         The CNV also issued a ruling concerning VenWorld Telecom C.A.'s participation in CANTV's proposed share repurchase plan. Verizon intends to comply with the ruling and will discuss its implementation with the CNV. Verizon owns approximately 75% of VenWorld.

         Investors and security holders are urged to read the solicitation/recommendation statement on Schedule 14D-9 filed with the Securities Exchange Commission by Verizon Communications Inc. on October 10, 2001 and subsequent filings amending and supplementing the solicitation/recommendation statement on Schedule 14D-9, because it contains important information. Verizon filed this statement in accordance with SEC requirements that any shareholders of a company subject to a tender offer who makes a solicitation or recommendation regarding that offer file the solicitation and recommendation with the SEC. Verizon beneficially owns, directly and through its affiliates, including through VenWorld Telecom, C.A., shares of CANTV, employees of Verizon and its subsidiaries serve as executive officers and directors of CANTV and Verizon and its subsidiaries are parties with CANTV to a services agreement and similar agreements and arrangements, all as discussed on Verizon's solicitation/recommendation statement on Schedule 14D-9. Investors and security holders may obtain a free copy of the solicitation/recommendation statement on Schedule 14D-9 and other documents filed by Verizon (when they are available) at www.sec.gov.

         Verizon Communications (NYSE:VZ) is one of the world's leading providers of communications services. Verizon companies are the largest providers of wireline and wireless communications in the United States, with 125 million access lines equivalents and approximately 28 million wireless customers. Verizon is also the largest directory publisher in the world. A Fortune 10 company with about 260,000 employees and approximately $65 billion in annual revenues, Verizon's global presence extends to more than 40 countries in the America, Europe, Asia and the Pacific. For more information on Verizon, visit www.verizon.com.